Exhibit 10.15

February 12, 2012

Costas Kitsos

11 Hamilton Road

Wellesley, MA 02482

Dear Costas,

Marlborough Software Development Holdings Inc. (“MSDH”) is pleased to formally offer you the position of Vice President of Engineering, reporting to Pinhas Romik, MSDH’s President and Chief Executive Officer (subject to the terms and conditions herein, the “Offer”).

You will be paid on a bi-weekly basis, at a rate of $7,615.38 per pay period. For purposes of determining your life insurance benefits, which MSDH will provide you; this amount is the equivalent of an annual base salary of $198,000. All employment is “at will” and not for any definite period of time. Furthermore, nothing in this letter should be construed as a contract of employment or any type of guarantee of employment for any specified duration.

You will be generally eligible to participate in the MSDH Equity Incentive Plan and receive grants of equity compensation as may be approved by the Compensation Committee of the Board of Directors of MSDH from time to time and at their discretion, though the Compensation Committee has not formulated any definitive plans relative to this at this time. You will be eligible for our standard benefits package, as it may be determined or modified from time to time. This currently includes, upon election, contributory comprehensive medical and dental coverage, effective on your first day of employment, as well as company-paid life insurance at one times your annual base salary. MSDH also offers a 401(k) retirement savings plan, in which you may elect to participate. MSDH also provides paid holidays and sick and vacation days which are accrued monthly. Your vacation benefit is four weeks, accrued at a rate of 1.667 days per month.

A copy of the standard Employee Confidentiality Agreement, which you will be required to sign upon commencing employment, will be provided in a new hire packet; until such time, you agree to abide by the terms and conditions of your existing Employee Confidentiality Agreement with Bitstream Inc. (“Bitstream”) and that such agreement shall apply to your relationship with MSDH. Also enclosed will be an I-9 Form, which we are required by law to have all new employees complete. Please be prepared to provide the necessary documents on your first day.

500 Nickerson Road | Marlborough MA 01752 | 617-497-6222

MSDH hereby agrees to assume, effective as of the date of the spin-off (“Spin-Off”) of MSDH to the shareholders of Bitstream pursuant to the Agreement and Plan of Merger, dated November 10, 2011, between Bitstream, Monotype Imaging Holdings, Inc. and Birch Acquisition Corporation (the “Merger Agreement”) all rights and obligations of Bitstream under the Severance Agreement by and between Bitstream and Costas Kitsos dated as of April 15, 2010 (the “Severance Agreement”). By signing below you acknowledge and agree to such agreement and assumption by MSDH as of such date. MSDH and you hereby agree to amend the Severance Agreement, as so assumed, as of the Spin-Off date, to extend the current term of the Severance Agreement until April 15, 2014. For the avoidance of doubt, as of the effective date of such assumption by MSDH, all provisions of the Severance Agreement, including those related to automatic renewals, shall remain and are in full force and effect. For the avoidance of doubt, prior to the Spin-Off date the Severance Agreement shall remain in effect and shall be applicable to Bitstream and its subsidiaries as a whole, and to you as an executive officer of Bitstream.

Notwithstanding the foregoing, by signing below, as of the effective date of assumption of the Severance Agreement by Bitstream, you hereby waive and release your right to payment of any Severance Benefits (as defined in the Severance Agreement) under the Severance Agreement as a result of any of the following circumstances (the “Excluded Circumstances”) (i) as a result of the termination of your employment by Bitstream or by you in connection with joining MSDH and/or the Spin-Off and (ii) in connection with the transactions contemplated by the Merger Agreement including the Spin-Off, including, without limitation, any claim that your employment with Bitstream has been or will be terminated or that the position and terms of your employment as described in this Offer, or any change in your rights and responsibilities as an employee of MSDH and not of Bitstream, would otherwise permit you to resign for “Good Reason” (as defined in the Severance Agreement) or constitute an actual or constructive termination by Bitstream without cause, all of which claims are hereby released and waived as against MSDH and Bitstream. Bitstream is an intended third party beneficiary of such waiver and release.

For the avoidance of doubt, other than as set forth above, the Severance Agreement, as so assumed, remains in full force and effect and you shall be entitled to any and all Severance Benefits under the conditions set forth in the Severance Agreement upon any future Change in Control of MSDH which is unrelated to the Merger Agreement, the Spin-Off and the transactions contemplated thereby. The parties agree that upon the effective date of the assumption of the Severance Agreement by MSDH, all references to the “Company” therein shall be deemed to refer to MSDH and not Bitstream.

Additionally, effective upon the date of the Spin-Off, and in the absence of a Change of Control transaction relative to MSDH under the Severance Agreement, in the event that your employment by MSDH is terminated by MSDH without Cause (as defined in the Severance Agreement) or you resign your employment for “Good Reason” (as defined in the Severance Agreement) (other than the Excluded Circumstances) within thirty (30) of any event that constitutes Good Reason and has not been cured by MSDH within ten (10) days of written notice

500 Nickerson Road | Marlborough MA 01752 | 617-497-6222

thereof to MSDH, you shall be entitled to receive severance equal to the severance to which you would be entitled under the Severance Agreement as though a Change in Control had occurred. In the event that you become entitled to severance under the Severance Agreement following a Change in Control of MSDH, this paragraph shall not apply and you shall only receive your severance under the Severance Agreement. The severance provisions set forth in this paragraph shall expire on April 15, 2014. After such date, your severance benefits absent a Change in Control shall be in accordance with the then effective MSDH severance policy for executive officers or such other severance benefits as shall have been granted to you by the Company in writing. While any such benefits would be determined on a discretionary basis, it is the current intention of the MSDH to define and implement a general executive severance policy prior to April 15, 2015.

This letter sets forth all of the terms of MSDH’s offer to you. If, in accepting this offer, you are relying on any other statements or representations (including accommodations) you believe have been made to you on behalf of MSDH, please record them on this letter when you return it to me. If you record any statements or representations on this letter, you should not rely on such statement or representations unless we confirm to you in writing that they are part of our offer.

We are confident that you will make a significant contribution to MSDH, and we look forward to welcoming you as a member of the MSDH Team. Please acknowledge the above and your acceptance of such by signing and returning this letter to me at your earliest convenience.

Very truly yours,

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

By:	/s/ Pinhas Romik
Name: Pinhas Romik Title: President & Chief Executive Officer

/s/ Costas Kitsos	February 12, 2012
Name: Costas Kitsos	Date

Bitstream hereby consents to the assumption of the Severance Agreement by MSDH as described above.

500 Nickerson Road | Marlborough MA 01752 | 617-497-6222

BITSTREAM INC.

/s/ Amos Kaminski
Name: Amos Kaminski Title: Interim CEO and Exec. Chairman

500 Nickerson Road | Marlborough MA 01752 | 617-497-6222